
10012311

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2009**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from............to....................

Commission file number **1-13948**

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Schweitzer-Mauduit International, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246


RECEIVED
JUN 24 2010
OFFICE OF THE SECRETARY

1. **Financial Statements and Schedules**

The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2. **Schweitzer-Mauduit International, Inc. Retirement Savings Plan**

The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedule of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan is set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3. **Exhibits**

10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 10.1 in Schweitzer-Mauduit International, Inc.'s Form 11-K, dated as of June 18, 2010).
23.1	Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Human Resources Committee of
Schweitzer-Mauduit International, Inc., as Plan
Administrator of the Schweitzer-Mauduit
International, Inc. Retirement Savings Plan

Date: June 18, 2010

By: 

Vera M. Arthur
Chairman, Human Resources
Committee and Vice President –
Human Resources

EXHIBIT INDEX

Exhibit	Description
10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 10.1 in Schweitzer-Mauduit International, Inc.'s Form 11-K, dated as of June 18, 2010).
23.1	Consent of Berman Hopkins Wright & Laham, CPAs, LLP, Registered Independent Public Accounting Firm.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

BERMAN & HOPKINS
WRIGHT & LAHAM
CPAS AND ASSOCIATES, LLP

8035 Spyglass Hill Road
Melbourne, FL 32940
Phone: 321-757-2020
Fax: 321-242-4844

www.bermanhopkins.com

480 N. Orlando Ave., Suite 218
Winter Park, FL 32789
Phone: 407-644-5811
Fax: 407-644-6022

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 33-99812, No. 33-99814, No. 33-99816, No. 33-99848, No. 333-74634, No. 333-105986 and No. 333-105998 of Schweitzer-Mauduit International, Inc. on Form S-8 of our report dated June 18, 2010, appearing in the Annual Report on form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan for the year ended December 31, 2009.

Melbourne, Florida
June 18, 2010

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

EXHIBIT 99.1

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2009 and 2008, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Other schedules required under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.

BERMAN HOPKINS WRIGHT & LAHAM
CPAS AND ASSOCIATES, LLP

8035 Spyglass Hill Road
Melbourne, FL 32940
Phone: 321-757-2020
Fax: 321-242-4844

www.bermanhopkins.com

480 N. Orlando Ave., Suite 218
Winter Park, FL 32789
Phone: 407-644-5811
Fax: 407-644-6022

Report on Independent Registered Public Accounting Firm

Schweitzer-Mauduit International, Inc.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental scheduled listed in the Table on Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melbourne, Florida
June 18, 2010

Berman Hopkins Wright & LaHam
CPAs and Associates, LLP

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 and 2008

	2009	2008
Assets		
Investments at fair value:		
Short-term cash investments	$ 1,266,326	$ 465,902
Schweitzer-Mauduit International, Inc. common stock	20,104,834	9,992,223
Trust commingled funds	13,292,033	7,729,204
Shares of registered investment companies	34,299,258	22,400,483
Total investments at fair value	68,962,451	40,587,812
Receivables:		
Accrued investment income	256	693
Participants' contributions	144,848	91,784
Employer's contributions	78,567	52,354
Total receivables	223,671	144,831
Net Assets Available for Benefits at Fair Value	$ 69,186,122	$ 40,732,643
Adjustment from Fair Value Contract Value for Fully Benefit Responsive Investment Contracts (Note 2)	(26,531)	432,574
Net Assets Available for Benefits	$ 69,159,591	$ 41,165,217

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS		
Investment income :		
Net appreciation in fair value of investments	$ 26,722,797	
Dividend income	248,945	
Interest income	146,681	
Total investment income		27,118,423
Contributions:		
Participants' contributions	3,385,856	
Employer's matching contributions	1,927,363	
Rollovers from other plans	49,160	
Total contributions		5,362,379
Transfers from previously allocated insurance contracts		594,132
Total additions		33,074,934
DEDUCTIONS		
Distributions to participants	(5,080,560)	
Total deductions		(5,080,560)
Increase in net assets available for benefits		27,994,374
Net Assets Available for Benefits - Beginning of Year		41,165,217
- End of Year		$ 69,159,591

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. PLAN DESCRIPTION AND FUNDING POLICY

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan. Hourly U.S. employees of the Company, represented by collective bargaining agreements (CBA) are eligible to participate in accordance with their CBA. Spotswood, Ancram and Lee hourly employees are eligible to participate following one month, twelve months, and one month, respectively, of continuous service. In 2007, the Company commenced operations in Newberry, South Carolina. Newberry non-exempt salaried employees are eligible to participate following one month of continuous service. Salaried U.S. employees of the Company are eligible to participate in the Plan following one month of continuous service. The Board of Directors of the Company or its delegate may change the eligibility and other provisions of the Plan from time to time.

Contributions and Vesting - An eligible hourly or salaried employee may elect to participate in the Plan and have the Company make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the employer before federal income taxes are withheld) on the participant's behalf. Such contributions may be any whole percentage of 1% to 15% of the participant's base hourly wages or salary rate. A participant may also make unrestricted after-tax contributions in whole percentages of 1% to 10% of his base hourly wages or base salary rate as long as the total of 401(k) and unrestricted after-tax contributions for any employee do not exceed 20% of the participant's base hourly wages or base salary for any employee. Participants are immediately vested in their contributions plus actual earnings thereon. Participants who are at least age 50 as of the end of the plan year may make "Catch up contributions" in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

The following changes were made to the Plan effective January 1, 2008 as it applies to Spotswood hourly employees and effective January 1, 2009 as it applies to Ancram hourly employees. Contributions for salaried employees will be based on their pension pay instead of just base salary or base hourly wage. For salaried employees, pension pay includes base salary, overtime pay, holidays and vacation taken as time off, and annual incentive bonus, if any, but excludes any other special or unusual compensation, such as unused prior year vacation paid in cash. For Lee, Spotswood and Ancram hourly employees, pension pay includes compensation paid by the Employer for personal services rendered, including overtime, shift differential, service-based bonuses or incentive compensation, but excluding severance payments, compensation paid in a form other than cash, service or suggestions awards, and other special or unusual compensation of any kind.

Employer matching contributions are invested the same way the participant directs the investment of their contributions. Employer matching contributions are made at 50% of qualifying participant contributions, which are up to 6% of the participant's annual base hourly wage or base salary. As of January 1, 2006, salaried employees excluding Newberry non-exempt salaried, effective July 17, 2006 Lee hourly, effective January 1, 2008 Spotswood hourly and effective January 1, 2009 Ancram hourly employees, employer matching contributions were increased to include the first 10% of 401(k) contributions. Salaried employee's whose 401(k) contributions reach the federal limit for the year prior to contributing 10% of their compensation may continue contributions on an after-tax basis and receive employer matching on these after tax contributions. The increased matching contributions at the locations noted above is 100% of the first 3% of matched contributions, 50% of the next 5% of matched contributions, and 25% of the final 2% of matched contributions. Employer matching contributions equal to 25% of "catch-up" contributions are made for salaried, Lee hourly and Spotswood hourly participants. Effective January 1, 2009, Ancram hourly participants will also be eligible for employer matching contributions equal to 25% of 'catch-up' contributions made. A participant is cliff-vested in employer matching contributions after completion of three years of service or attainment of age 55.

The Plan will only accept a Direct Rollover of an Eligible Rollover Distribution from a qualified plan described in section 401(a) or 403(b) of the Code, excluding after-tax employee contributions and Participant Rollover Contributions of Eligible Rollover Distributions from a qualified plan described in Section 401(a) or 403(b) of the Code. The Plan will not accept rollovers from individual retirement accounts.

In 1998, the Company terminated the Pension Trust of Schweitzer-Mauduit International, Inc. ("Schweitzer Trust") and amended the Plan such that participants could transfer their existing annuity contracts maintained under the Schweitzer Trust to the Plan. The Plan purchased annuities from Northwestern Mutual Life Insurance Company. An employee could elect this option, known as Northwestern Insurance Policy Account ("NIPA"), if the employee was eligible to participate in the Pension Trust of Schweitzer-Mauduit International, Inc. on April 7, 1998. The first contracts were transferred in 1999. Until July 2002, the Company made contributions each January equal to 5% of the participant's estimated annual earnings for the first annuity contract, and the amount of the net premiums thereafter. Estimated annual earnings represent the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in the cash surrender value of any policies or contracts. Since July 2002, participants in the NIPA have the option to transfer the value of their existing annuity contracts to the Schweitzer Trust Fund Account ("STFA") and invested in the other funds within the Plan at any time. A participant may not re-elect the NIPA at a future date. Prior to January 1, 2008, the Company made contributions in an amount equal to 1% of the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Effective January 1, 2008, no further contributions are to be made. Participants are immediately vested in their STFA account value. Effective July 2003, future hires are not eligible to participate in the STFA option.

Investments of the Plan are participant directed, with the exception of employer matching contributions prior to January 1, 2006. Employees are eligible to transfer accumulated employee or employer contributions daily. Employer matching contributions paid during the years ended December 31, 2009 and December 31, 2008, were $2,000,211 and $1,866,071 respectively.

There are limitations on 401(k), unrestricted after-tax and employer-matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Internal Revenue Code (the "Code"). A participant affected by such limitations may have a portion of his or her contributions returned.

Investment Options - Contributions by and on behalf of a participant are invested in one or more of the following separate funds as determined by the participant. The following descriptions of the funds were obtained directly from the fund's prospectus:

2009 Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Conservative Allocation Fund	The fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Aggressive Allocation Fund	The fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Investment Fund	The fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
MFS Value R3 Fund	The fund invests in primarily in stock companies that it believes are undervalued compared to their perceived worth. While the fund may invest in companies of any size, it generally focuses on companies with large capitalizations.
T. Rowe Price Growth Stock Fund	The fund invests in common stock of larger companies offering strong or improved long-term investment growth; income is secondary.
MFS Research International Fund	The fund invests in stocks of companies based outside the United States.
SMI Stock Fund	The fund invests in common stock of the Company.
Baron Small Cap Fund	The fund invests primarily in securities of small companies
PIMCO Total Return Fund	The fund provides an investment mix of 65% fixed income securities with varying maturities, up to 10% high-yield securities, and up to 30% securities denominated in foreign currencies.
RS Investments Partners Fund	The fund invests primarily in equity securities of companies with market capitalizations of up to $3 billion that are undervalued.

2008 Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Conservative Allocation Fund	The fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Aggressive Allocation Fund	The fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
VanKampen Comstock Fund	The fund invests in primarily equity securities, including common stock, preferred stock and convertibles of larger companies offering long-term investment growth and income.
MFS Value R3 Fund	The fund invests in primarily in stock companies that it believes are undervalued compared to their perceived worth. While the fund may invest in companies of any size, it generally focuses on companies with large capitalizations.
T. Rowe Price Growth Advantage Fund	The fund invests in common stock of larger companies offering strong or improved long-term investment growth; income is secondary.
MFS Research International Fund	The fund invests in stocks of companies based outside the United States.
SMI Stock Fund	The fund invests in common stock of the Company.
Baron Small Cap Fund	The fund invests primarily in securities of small companies
PIMCO Total Return Fund	The fund provides an investment mix of 65% fixed income securities with varying maturities, up to 10% high-yield securities, and up to 30% securities denominated in foreign currencies.
RS Investments Partners Fund	The fund invests primarily in equity securities of companies with market capitalizations of up to $3 billion that are undervalued.

Each of the funds invests in money market funds on a short-term basis around or between trade and/or settlement dates and to maintain a minimum level of liquidity.

Participant Accounts - Contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. A separate account is maintained on behalf of each participant for each fund. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals - Any participant may withdraw, during employment, the value of the participant's unrestricted after-tax and rollover accounts and, if vested, the value of employer matching and STFA contributions which have been in the Plan for at least two years. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, in the case of hardship or after attaining age 59-1/2. The participant will be required to suspend subsequent contributions to the Plan for 6 months following any withdrawal from the participant's 401(k) account.

Payment of Benefits and Forfeitures - Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, because of total and permanent disability or death, or because of a certain group's termination, the value of the participant's accounts, including the value of all employer matching contributions, is distributable. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions. The amount of forfeitures in 2009 and 2008 were $72,333 and $9,295, respectively. Total forfeitures available to reduce future employer contributions at December 31, 2009 and 2008 totaled $53,492 and $1,347, respectively. Distributions may, at the option of the participant and subject to applicable law, be in a lump sum as either cash or shares of the Company's common stock.

Other - A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Company the number of shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts as of the record date for the meeting. In addition, the participant has the right to determine whether shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts should be tendered in response to offers therefor.

Subsequent Events – Subsequent events have been evaluated through June 18, 2010, the date which the financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. These requirements were adopted for the period ended December 31, 2008 and were insignificant in the prior periods.

Investment Valuation and Income Recognition – Investments in short-term cash investments, common stock, trust commingled funds, and registered investment companies were held by Wells Fargo Bank Minnesota (the "Trustee") for the years ended December 31, 2009 and December 31, 2008. All investments are stated at fair value. The value of the Stable Return Fund is stated at contract value which approximates fair value. The fair value of Schweitzer-Mauduit International, Inc. (the "Company") common stock held by the Plan is determined as the last selling price on the last business day of the period, as published in an independent source. The fair values of investments in commingled funds and shares of registered investment companies are determined by the Plan's proportionate shares of the fair values of the underlying investments. The fair values of such underlying investments are determined as follows: last selling price on the last business day of the period, as published in an independent source, for securities traded on major U.S. and Canadian exchanges, latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the period, institutional traders' round lot evaluations as of the last business day of the period for marketable securities of the U.S. government and its agencies, or an estimate by the Trustee if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Funds under the Plan's investment contract with the Northwestern Mutual Life Insurance Company ("Northwestern") have been allocated and applied to purchase annuities (that is, Wells Fargo is obligated to pay the related benefits) and are excluded from the Plan's assets.

Expenses - Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from Plan assets. Other fees and expenses are paid by the Company.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements of net assets available for plan benefits.

3. FAIR VALUE MEASUREMENTS

In accordance with authoritative guidance on Fair Value Measurements as issued by the Financial Accounting Standards Board, the Plan classified its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Short-term Cash: Valued at Fair market value held by the plan at year end.

Mutual Funds: Valued at the net asset value ('NAV") of shares held by the plan at year end.

Group annuity contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (Note 4).

Company stock: Valued at the net asset value ("NAV") of units held by the plan at year end. The Net asset value ("NAV") represents the combined value of the shares held and value of the liquid short-term cash investments. The NAV per share is calculated by dividing the total value of the fund by the number of outstanding units held by participants in the fund. The Company Stock is actively traded on the New York Stock Exchange. The valuation of the units closely tracks the quoted market price listed on the exchange.

The methods described above may produce fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and December 31, 2008:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Short-term Cash	$ 1,266,326	$ -	$ -	$ 1,266,326
Schweitzer-Mauduit International, Inc. common stock	20,104,834	-	-	20,104,834
Mutual funds:				
Balanced Funds	9,840,429	-	-	9,840,429
Large U.S. equity Funds	6,122,630	-	-	6,122,630
Mid U.S. equity Funds	4,935,629	-	-	4,935,629
Small U.S. equity Funds	2,149,394	-	-	2,149,394
Growth Funds	2,165,698	-	-	2,165,698
Index Funds	4,437,627	-	-	4,437,627
Bond Funds	4,647,851	-	-	4,647,851
Stable Return Fund	-	-	13,292,033	13,292,033
Total assets at fair value	$55,670,418	$ -	$13,292,033	$68,962,451

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Short-term Cash	$ 465,902	$ -	$ -	$ 465,902
Schweitzer-Mauduit International, Inc. common stock	9,992,223	-	-	9,992,223
Mutual funds:				
Balanced Funds	7,230,846	-	-	7,230,846
Large U.S. equity Funds	4,235,590	-	-	4,235,590
Mid U.S. equity Funds	3,911,470	-	-	3,911,470
Small U.S. equity Funds	1,048,931	-	-	1,048,931
Growth Funds	1,254,458	-	-	1,254,458
Index Funds	3,104,636	-	-	3,104,636
Bond Funds	1,614,552	-	-	1,614,552
Stable Return Fund	-	-	7,729,204	7,729,204
Balance, end of year	$32,858,608	$ -	$ 7,729,204	$40,587,812

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009:

	Level 3 Assets Year ended December 31, 2009 Group Annuity Investment Contract
Balance, beginning of year	$ 7,729,204
Realized gains/(losses)	172,061
Unrealized gains/(losses relating to instruments still held at the reporting date)	158,895
Purchases, sales, issuances and settlements (net)	5,231,873
Balance, end of year	$ 13,292,033

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2000, the Plan entered into a group annuity investment contract with Wells Fargo Bank NA ("Wells Fargo"). Wells Fargo maintains the investment in a general-account backed stable value contract. The Wells Fargo Stable Return Fund G is included in the financial statements at contract value as reported to the Plan by Wells Fargo. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participant-directed transfers will be made at book value. For the year ending December 31, 2009, no events occurred or are considered probable to occur that would limit the plan's ability to execute transactions at contract value.

There are no reserves against contract value for credit risk of the contract issuer. The contract guarantees principal and provides a stated rate of return backed by Wells Fargo Bank NA. The yield earned by the Fund at December 31, 2009 was 3.4%. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2009.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2009 was 3.32%. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2009.

5. PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2009, the Plan held 285,783 shares of the Company's common stock, and 52,741 shares were acquired and 272,812 shares were disposed of during the year ended December 31, 2009. At December 31, 2008, the Plan held 505,854 shares of the Company's common stock, and 60,318 shares were acquired and 22,308 shares were disposed of during the year ended December 31, 2008.

Investments in commingled funds, including short-term cash investments in money market funds, which are managed by the Trustee, aggregated $14,558,359 and $8,195,106 at December 31, 2009 and 2008, respectively.

Investments in shares of registered investment companies, which are held by the Trustee but managed by the individual mutual fund companies, aggregated $34,299,258 and $22,400,483 in December 31, 2009 and 2008, respectively.

The above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

6. PRIORITIES UPON TERMINATION OF THE PLAN

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested in their accounts. Management of the Company has indicated it has no current intentions to terminate the Plan.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the plan administrator as well as plan counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. An application was made to the IRS for a determination of the Plan's qualification in Cycle D.

8. INVESTMENTS

During 2009 and 2008, the Plan's investments appreciated/(depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year), as follows:

	Year Ended December 31, 2009	2008
SMI Stock Fund	$ 20,555,885	$ (2,573,325)
Wells Fargo Stable Return Fund	(128,149)	729,820
Baron Small Cap Fund	186,767	(280,455)
Franklin Balance Sheet Investment Fund	866,057	(2,369,325)
MFS Research International Fund	1,092,180	(2,738,334)
PIMCO Total Return Fund	186,432	(16,111)
RS Investments Partners Fund	291,776	(381,521)
T Rowe Price Growth Stock Fund	601,152	(1,020,347)
Van Kampen ComStock Fund	-	(152,149)
Wells Fargo Aggressive Allocation Fund	376,280	(745,849)
Wells Fargo Conservative Allocation Fund	91,648	(91,086)
Wells Fargo Growth Balanced Fund	1,247,446	(2,493,138)
Wells Fargo Index Fund	901,661	(1,918,931)
Wells Fargo Moderate Balanced Fund	274,780	(483,228)
MFS Value Fund	178,882	(314,438)
Net appreciation/(depreciation) in the fair value of investments	$ 26,722,797	$ (14,848,417)

Investments representing 5% or more of total plan assets as of December 31, 2009 and 2008 are as follows:

	2009	2008
SMI Stock Fund	$ 20,104,834	$ 9,992,223
Wells Fargo Stable Return Fund	13,292,033	7,729,204
Wells Fargo Growth Balanced Fund	5,486,737	4,431,570
Franklin Balance Sheet Investment Fund	4,935,629	3,911,470
MFS Research International Fund	5,032,019	3,423,297
Wells Fargo Index Fund	4,437,627	3,104,636
PIMCO Total Return Fund	4,647,851	1,614,552

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i, December 31, 2009

Plan No. 002
EIN No. 62-1612879

	Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value
*	Wells Fargo Bank Minnesota, N.A.	Short-term Cash Investments	N/A	$1,266,326	$1,266,326
		Corporate Common Stock:			
*	Schweitzer-Mauduit International, Inc.	Schweitzer-Mauduit International, Inc. Common Stock	285,783	6,424,411	20,104,834
		Trust Commingled Fund:			
*	Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	287,316	(A)	13,292,033
		Shares of Registered Investment Companies:			
*	Wells Fargo Bank Minnesota, N.A.	Index Fund	109,220	(A)	4,437,627
*	Wells Fargo Bank Minnesota, N.A.	Franklin Balance Sheet Investment Fund	115,561	(A)	4,935,629
*	Wells Fargo Bank Minnesota, N.A.	MFS Research International Fund	351,398	(A)	5,032,019
*	Wells Fargo Bank Minnesota, N.A.	T. Rowe Price Growth Stock Fund	79,243	(A)	2,165,698
*	Wells Fargo Bank Minnesota, N.A.	Conservative Allocation Fund	49,906	(A)	861,371
*	Wells Fargo Bank Minnesota, N.A.	Moderate Balanced Fund	96,992	(A)	1,677,000
*	Wells Fargo Bank Minnesota, N.A.	Aggressive Allocation Fund	163,395	(A)	1,815,321
*	Wells Fargo Bank Minnesota, N.A.	Growth Balanced Fund	243,963	(A)	5,486,737
*	Wells Fargo Bank Minnesota, N.A.	PIMCO Total Return Fund	430,357	(A)	4,647,851
*	Wells Fargo Bank Minnesota, N.A.	Baron Small Cap Fund	48,531	(A)	934,699
*	Wells Fargo Bank Minnesota, N.A.	RS Investments Partners Fund	46,972	(A)	1,214,695
*	Wells Fargo Bank Minnesota, N.A.	MFS Value Fund	52,636	(A)	1,090,611
		Total Shares of Registered Investment Companies			34,299,258
	Total Investments				$68,962,451

* Sponsor and/or issuer known to be a party-in-interest to the Plan.
(A) Cost information is not required to be presented for participant-directed investments.